[CADWALADER, WICKERSHAM & TAFT LLP LETTERHEAD]



July 19, 2007


VIA FACSIMILE AND OVERNIGHT DELIVERY


Max A. Webb, Esq.
Assistant Director, Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Re: Banc of America Commercial Mortgage Trust 2006-2 Form 10-K for the fiscal year ended December 31, 2006 Filed March 29, 2007 File No. 333-130755-01
      -------------------------------------------------------------------------

Dear Mr. Webb:

We are counsel to Banc of America Commercial Mortgage Inc. (the "Depositor"), the depositor of the Banc of America Commercial Mortgage Trust 2006-2 (the "Issuing Entity"). We have reviewed your letter dated July 9, 2007 (the "Comment Letter") transmitting the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Issuing Entity's annual report on Form 10-K for the fiscal year ended December 31, 2006 (the "Form 10-K"). We have discussed the comments with various representatives of the Depositor, and the Depositor's responses on behalf of the Issuing Entity are set forth below.

For your convenience, the Staff's comments are repeated in italics below, followed by the responses of the Depositor on behalf of the Issuing Entity.

1. Signatures. Please revise the signature block of your Form 10-K to clearly indicate that Mr. Cookson is the senior officer in charge of securitization of the depositor. See General Instruction J(3) to Form 10-K. Additionally, please make corresponding changes to your Section 302 certification. See footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

Henry A. LaBrun   Tel 704 348 5149   Fax 704 348 5200   henry.labrun@cwt.com

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The signature block of an amended Form 10-K and the Section 302 certification will be revised as indicated in Attachments A and B, respectively, to clearly indicate that Mr. Cookson is the senior officer in charge of securitization of the depositor.

2. Exhibits 33(a), 33(f) and 33(g) - Bank of America, National Association. Please revise the assessments provided by Bank of America to state that the party has policies and procedures in place to provide reasonable assurance that the vendor's activities comply in all material respects with the servicing criteria applicable to each vendor. Also state that each vendor is not a "servicer" as defined in Item 1101(j) of Regulation AB. Refer to Regulation AB Telephone Interpretation 17.06.

The assessments provided by Bank of America, Exhibits 33(a), 33(f) and 33(g), will be revised as indicated on Attachment C to state that the party has policies and procedures in place to provide reasonable assurance that the vendor's activities comply in all material respects with the servicing criteria applicable to each vendor and to state that each vendor is not a "servicer" as defined in Item 1101(j) of Regulation AB.

3. Servicer Compliance Statement. Please tell us why annual statements of compliance were not filed by Global Realty Outsourcing, Inc. and First American Commercial Real Estate Services, Inc. Separate servicer compliance statements are required from each servicer that meets the criteria in Item 1108(a)(2)(i) through (iii) of Regulation AB. Refer also to Regulation AB Telephone Interpretation 12.01 available on our website.

Annual statements of compliance were not filed by Global Realty Outsourcing, Inc. and First American Commercial Real Estate Services, Inc. because we believe the drafters intended, through the plain language of Regulation AB and the accompanying Final Rule,(1) that the definition of servicer be narrower than that of a participant in the servicing function. Consequently, we believe that each party identified as a "participant in the servicing function" within the meaning of Item 1122 of Regulation AB is not automatically also a "servicer" within the meaning of Item 1101(j) of Regulation AB. Therefore, although the Issuing Entity has included assessments of compliance with respect to each party participating in the servicing function (i.e., who performed activities that address the criteria in paragraph (d) of Item 1122), servicer compliance statements under Item 1123 have only been provided with respect to those parties participating in the servicing function who also satisfy the definition of

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(1) "However, the fact that a party, such as a trustee, may perform an aspect of the servicing function covered by the [Item 1122(d)] criteria for purposes of requiring an assessment and attestation report does not mean that the party is included in the definition of `servicer' in Regulation AB for purposes of other requirements, such as disclosure regarding servicers and servicer compliance statements." Release Nos. 33-8518; 34-50905, 70 Fed. Reg. 1574 (emphasis added).

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servicer in Item 1101(j) of Regulation AB (i.e., who are responsible for the management or collection of the pool assets or making allocations or distributions to holders of the asset-backed securities) and who meet the criteria in Item 1108(a)(i) through (iii).

Accompanying this letter is the statement from the Depositor you requested at the conclusion of the Comment Letter.

We hope you find all of the foregoing responsive to your comments, and would appreciate it if you could confirm as such to us before we make the filing of an amended Form 10-K to reflect the changes indicated in the Attachments to this letter. If you have any questions, please contact the undersigned at 704-348-5149.


Very truly yours,

/s/ Henry A. LaBrun

Henry A. LaBrun

cc:   Rolaine Bancroft
      Peter Cookson
      Paul Kurzeja

Attachments (3)
Enclosure (1)


                                                                          Page 3
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                                                                    Attachment A

                                   SIGNATURES

      Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               Banc of America Commercial Mortgage Inc.


_____________, 2007            _________________________________________________
                               By:    Peter Cookson
                               Title: Senior Vice President,
                                      Senior Officer in Charge of Securitization


                                                                          Page 4
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                                                                    Attachment B

Date:______________________________

___________________________________
Name: Peter Cookson
Title: Senior Vice President,
       Senior Officer in Charge of Securitization

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                                                                    Attachment C

7. The Servicer has policies and procedures in place to provide reasonable assurance that the Vendor's activities comply in all material respects with the servicing criteria applicable to each Vendor. The Servicer has not identified any material deficiency in its policies and procedures to monitor the compliance by the Vendors with the applicable servicing criteria for the Reporting Period with respect to the Platform. Each Vendor is not a "servicer" as defined in Item 1101(j) of Regulation AB; and

8. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has issued an attestation report on the Servicer's assessment of compliance with the applicable servicing criteria as of December 31, 2006 and for the Reporting Period.

July __, 2007

                                   BANK OF AMERICA, NATIONAL ASSOCIATION

                                   By:__________________________________________
                                      Name:  Janice M. Smith
                                      Title: Managing Director
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                    BANC OF AMERICA COMMERCIAL MORTGAGE INC.
                             214 North Tryon Street
                         Charlotte, North Carolina 28255

                                  July 19, 2007

Max A. Webb, Esq.
Assistant Director, Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

              Re: Banc of America Commercial Mortgage Trust 2006-2 Form 10-K for
                  the fiscal year ended December 31, 2006 Filed March 29, 2007 File No. 333-130755-01

Dear Mr. Webb:

            Further to the letter of even date herewith from Henry A. LaBrun of Cadwalader Wickersham & Taft LLP (responding to your letter of July 9, 2007), the Depositor hereby provides the following acknowledgments:

            o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

            o staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

            o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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                                       Very truly yours,

                                       By: /s/ Peter Cookson
                                          ------------------------------------
                                          Name:  Peter Cookson
                                          Title: Senior Vice President,
                                          Senior Officer in Charge of
                                          Securitization